Exhibit 99.1

Balance Sheet of

6650309 CANADA INC.
(SUBSEQUENTLY RENAMED
LORUS THERAPEUTICS INC.)

May 31, 2007

AUDITORS' REPORT TO THE SHAREHOLDER

We have audited the balance sheet of 6650309 Canada Inc. as at May 31, 2007.  This financial statement is the responsibility of the Company's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement.  An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at May 31, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ “KPMG LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 7, 2007

6650309 CANADA INC.
(SUBSEQUENTLY RENAMED LORUS THERAPEUTICS INC.)

Balance Sheet

May 31, 2007

Assets
Cash	$1
Shareholder's Equity
Capital stock (note 2)	$1
Subsequent event (note 3)

See accompanying notes to balance sheet.

On behalf of the Board:

/s/ “Graham Strachan”   Director

/s/ “Aiping Young”   Director

1

6650309 CANADA INC.
(SUBSEQUENTLY RENAMED LORUS THERAPEUTICS INC.)

Notes to the Balance Sheet

May 31, 2007

6650309 Canada Inc. (the "Company" or "New Lorus") was incorporated pursuant to the provisions of the Canada Business Corporation Act on November 1, 2006, and did not carry out any active business from the date of incorporation to May 31, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of Lorus Therapeutics Inc. ("Old Lorus").

On July 10, 2007, Old Lorus and the Company completed a series of transactions (the "Arrangement") with an unrelated party, 6707157 Canada Inc. ("Investor") and its affiliate, Pinnacle International Lands, Inc. to reorganize Old Lorus' business (note 3).

1.	Significant accounting policy:

The balance sheet of the Company has been prepared in accordance with Canadian generally accepted accounting principles.

2.	Capital stock:

Authorized:
Unlimited common shares
Issued and outstanding:
One common share	$1

3.	Subsequent event:

On July 10, 2007, Old Lorus and the Company completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”).  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

2

6650309 CANADA INC.
(SUBSEQUENTLY RENAMED LORUS THERAPEUTICS INC.)

Notes to the Balance Sheet (continued)

May 31, 2007

3.	Subsequent event (continued):

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and will continue as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

The continuation of the research and development activities of New Lorus is dependent upon the Company's ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of payments from strategic partners.  The Company will need to repay or refinance the secured convertible debentures it has acquired as part of the Arrangement on their maturity in October 2009, should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company's products or to repay the convertible debentures on maturity.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Management believes that the Company's cash, marketable securities and the additional funds available upon the successful reorganization will be sufficient to execute the Company's current planned expenditures beyond the next 12 months.

3

6650309 CANADA INC.
(SUBSEQUENTLY RENAMED LORUS THERAPEUTICS INC.)

Notes to the Balance Sheet (continued)

May 31, 2007

3.	Subsequent event (continued):

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and Investor acquired from New Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to the former Lorus Therapeutics Inc., which was subsequently renamed 4325231 Canada Inc.

As a condition of the Arrangement, High Tech Beteiligungen GmbH & Co. KG and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.   The proceeds received by the Selling Shareholders were nominal.

Also as a condition of the Arrangement, the holder of Old Lorus' secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by New Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

Following the Arrangement, New Lorus and its subsidiaries have approximately $7.0 million of unrecognized future tax benefits resulting from non-capital losses carried forward, and scientific research and experimental development expenditures.  In light of the uncertainty regarding the Company's ability to generate taxable income in the future, management is of the opinion that it is more likely than not that these future tax assets will not be realized in the foreseeable future and hence, a full valuation allowance will be recorded against these future tax assets.

In addition, under the Arrangement, New Lorus and its subsidiaries indemnified Old Lorus and its directors, officers and employees against any and all liabilities, losses, costs, expenses, claims and damages, other than for certain tax liabilities related to the operations carried out by Old Lorus prior to and by New Lorus subsequent to the transfer of assets, liabilities and operations to New Lorus.  Management has not yet determined the fair value of this obligation.

4

6650309 CANADA INC.
(SUBSEQUENTLY RENAMED LORUS THERAPEUTICS INC.)

Notes to the Balance Sheet (continued)

May 31, 2007

3.	Subsequent event (continued):

The business of Old Lorus will be accounted for on a continuity of interest basis and accordingly, the consolidated financial statements of New Lorus will reflect the financial position, results of operations and cash flows as if New Lorus has always carried on the business formerly carried on by Old Lorus.

The summarized consolidated financial statements of Old Lorus as at May 31, 2007 and for the year then ended are as follows:

Balance sheet
Assets:
Current	$9,005
Non-current	6,470
$15,475
Liabilities:
Current	$2,777
Secured convertible debentures	11,937
14,714
Shareholders' equity	761
$15,475
Statement of operations
Revenue	$107
Operating expenses:
Research and development	3,384
General and administrative	3,848
Other	921
8,153
Interest and accretion expense	1,985
Amortization of deferred financing charges	110
Interest income	(503)
Loss for the year	$(9,638)

5

Supplemental Financial Information
Consolidated Financial Statements
Lorus Therapeutics Inc. (subsequently renamed 4325231 Canada Inc)
Years ended May 31, 2007, 2006 and 2005

Consolidated Financial Statements of

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Years ended May 31, 2007, 2006 and 2005

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. (subsequently renamed 4325231 Canada Inc.) as at May 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended May 31, 2007 and for the period from inception on September 5, 1986 to May 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2007 and for the period from inception on September 5, 1986 to May 31, 2007 in accordance with Canadian generally accepted accounting principles.

We did not audit the consolidated financial statements of Lorus Therapeutics Inc. for the period from inception on September 5, 1986 to May 31, 1994.  Those consolidated financial statements were audited by other auditors who issued a report without reservation on July 8, 1994.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 7, 2007

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

May 31, 2007 and 2006

	2007	2006
Assets
Current assets:
Cash and cash equivalents (note 11)	$1,405	$2,692
Marketable securities and other investments (note 4)	7,265	5,627
Prepaid expenses and other assets	335	515
	9,005	8,834
Marketable securities and other investments (note 4)	3,728	-
Fixed assets (note 5)	503	885
Deferred financing charges	371	481
Deferred arrangement costs (note 16)	1,262	-
Goodwill	606	606
Acquired patents and licenses (note 6)	-	655
	$15,475	$11,461
Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable	$1,104	$555
Liability to repurchase warrants (note 7)	252	-
Accrued liabilities	1,421	2,460
	2,777	3,015
Secured convertible debentures (note 12)	11,937	11,002
Shareholders' equity (deficiency):
Share capital (note 7):
Common shares	157,714	145,001
Equity portion of secured convertible debentures	3,814	3,814
Stock options	4,898	4,525
Contributed surplus	8,525	7,665
Warrants	-	991
Deficit accumulated during development stage	(174,190)	(164,552)
Basis of presentation (note 1)	761	(2,556)
Subsequent events (note 16)
	$15,475	$11,461

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Les Fovenyi"   Director

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except for per common share data)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2007	2006	2005	2007
Revenue	$107	$26	$6	$813
Expenses:
Cost of sales	16	3	1	103
Research and development (note 10)	3,384	10,237	14,394	113,859
General and administrative	3,848	4,334	5,348	51,323
Stock-based compensation (note 8)	503	1,205	1,475	7,253
Depreciation and amortization of fixed assets	402	771	564	9,225
	8,153	16,550	21,782	181,763
	(8,046)	(16,524)	(21,776)	(180,950)
Other expenses (income):
Interest on convertible debentures	1,050	882	300	2,232
Accretion in carrying value of convertible debentures (note 12)	935	790	426	2,151
Amortization of deferred financing charges	110	87	84	281
Interest	(503)	(374)	(524)	(11,424)
	1,592	1,385	286	(6,760)
Loss for the period	(9,638)	(17,909)	(22,062)	(174,190)
Deficit, beginning of period	(164,552)	(146,643)	(124,581)	-
Deficit, end of period	$(174,190)	$(164,552)	$(146,643)	$(174,190)
Basic and diluted loss per common share	$(0.05)	$(0.10)	$(0.13)
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share (in thousands)	204,860	173,523	172,112

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2007	2006	2005	2007
Cash flows from operating activities:
Loss for the period	$(9,638)	$(17,909)	$(22,062)	$(174,190)
Items not involving cash:
Stock-based compensation	503	1,205	1,475	7,253
Interest on convertible debentures	1,050	882	300	2,232
Accretion in carrying value of convertible debentures	935	790	426	2,151
Amortization of deferred financing charges	110	87	84	281
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	1,057	2,342	2,260	21,786
Other	-	-	(38)	707
Change in non-cash operating working capital (note 11)	(310)	(462)	(1,166)	1,282
Cash used in operating activities	(6,293)	(13,065)	(18,721)	(138,498)
Cash flows from financing activities:
Issuance of debentures, net of issuance costs	-	-	12,948	12,948
Issuance of warrants	-	-	991	37,405
Issuance of common shares, net of issuance costs (note 7)	11,654	-	112	109,025
Additions to deferred financing/arrangement charges	(1,262)	-	-	(1,507)
Cash provided by financing activities	10,392	-	14,051	157,871
Cash flows investing activities:
Maturity (purchase) of marketable securities and other investments, net	(5,366)	13,056	6,974	(10,993)
Business acquisition, net of cash received	-	-	-	(539)
Acquired patents and licenses	-	-	-	(715)
Additions to fixed assets	(20)	(75)	(599)	(6,069)
Proceeds on sale of fixed assets	-	-	-	348
Cash provided by (used in) investing activities	(5,386)	12,981	6,375	(17,968)
Increase (decrease) in cash and cash equivalents	(1,287)	(84)	1,705	1,405
Cash and cash equivalents, beginning of period	2,692	2,776	1,071	-
Cash and cash equivalents, end of period	$1,405	$2,692	$2,776	$1,405

Supplemental cash flow information (note 11).

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

1.	Basis of presentation:

Lorus Therapeutics Inc. (subsequently renamed 4325231 Canada Inc.) ("Lorus" or the "Company") is a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer.  With products in various stages of evaluation, from preclinical through to Phase II trials, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxicity compounds that improve patients' quality of life.

On November 1, 2006, the Company incorporated a wholly owned subsidiary, 6650309 Canada Inc. ("New Lorus").  On July 10, 2007, the Company completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Arrangement”) which, among other things, resulted in New Lorus receiving cash of approximately $8.5 million, subject to a $600 thousand holdback and post-closing adjustment and before costs of the transaction.  As part of the Arrangement, all of the assets and liabilities of the Company (including the shares of its subsidiaries held by it), with the exception of certain future tax assets, were transferred, directly or indirectly, from the Company to New Lorus.  Securityholders in the Company exchanged their securities in the Company for equivalent securities in New Lorus.  Also as part of the Arrangement, the Company changed its name from Lorus Therapeutics Inc. to 4325231 Canada Inc. and New Lorus changed its name from 6650309 Canada Inc. to Lorus Therapeutics Inc. and carried on the business formerly carried on by the Company (note 16).

The ability of 4325231 Canada Inc. to continue as a going concern is dependent upon the nature of the operations management pursues and the Company's ability to obtain financing to fund such operations.  The outcome of these matters cannot be predicted with certainty at this time.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

1.	Basis of presentation (continued):

In relation to the net assets of and operations that were transferred on July 10, 2007, the Company has not earned substantial revenue from its drug candidates and is, therefore, considered to be a development stage company.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of payments from strategic partners.  In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity in October 2009 should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company's products or to repay the convertible debentures on maturity.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.  The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Management believes that the Company's current level of cash, marketable securities and the additional funds available upon the successful reorganization as described in note 16 will be sufficient to execute the Company's current planned expenditures beyond the next 12 months in New Lorus.

2.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly owned subsidiaries, GeneSense Technologies Inc. ("GeneSense") and 6650309 Canada Inc., which are all located in Canada.  The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.  All significant intercompany balances and transactions have been eliminated on consolidation.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(b)	Revenue recognition:

Revenue includes product sales, service, license and royalty revenue.

The Company recognizes revenue from product sales and provision of services when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured.  The Company allows customers to return product within a specified period of time before and after its expiration date.  Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels.

License fees are comprised of initial fees and milestone payments derived from a worldwide exclusive license agreement. Non-refundable license fees are recognized when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is deemed probable.  Future non-refundable milestone payments receivable upon the achievement of third party performance are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.

The Company earned royalties from its distributor during the year ended May 31, 2005. Royalties from the distribution agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.  In 2006, the distribution agreement was terminated and no royalties were earned during the years ended May 31, 2007 and 2006.

(c)	Cash and cash equivalents:

The Company considers unrestricted cash on hand and in banks, term deposits and guaranteed investment certificates with original maturities of three months or less as cash and cash equivalents.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(d)	Marketable securities and other investments:

Lorus invests in high quality fixed income government and corporate instruments with low credit risk.

Short-term investments, which consist of fixed income securities with a maturity of more than three months but less than one year, are recorded at their accreted value as they are held-to-maturity instruments.  Long-term investments consist primarily of fixed income securities with a maturity of more than one year and are recorded at their accreted value as they are held-to-maturity instruments.  All investments held at year end approximate fair value and are denominated in Canadian dollars.

(e)	Fixed assets:

Fixed assets are recorded at cost less accumulated depreciation and amortization.  The Company records depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment	Over 3 to 5 years
Leasehold improvements	Over the lease term

(f)	Research and development:

Research costs are charged to expense as incurred.  Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  No development costs have been deferred to date.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(g)	Goodwill and acquired patents and licenses:

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives.

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination.  Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist.  When the carrying value of a reporting unit's goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company capitalized the cost of acquired patent and license assets on the acquisitions of GeneSense and the NuChem compounds.  The nature of this asset is such that it was categorized as an intangible asset with a finite life.  These costs have now been fully amortized.

The Company has identified no impairment relating to goodwill and intangible assets for 2007 and 2006.

(h)	Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets.  The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(i)	Stock-based compensation:

The Company has a stock-based compensation plan described in note 8.  Prior to June 1, 2004, stock-based awards were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the settlement method was used.  On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004.  This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since June 1, 2002. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  Consideration paid on the exercise of stock options and warrants is credited to capital stock.  The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions.  Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  Lorus records an expense and a liability equal to the market value of the shares issued.  The accumulated liability is adjusted for market fluctuations on a quarterly basis.

Shares issued under the alternate compensation plans ("ACP") are accounted for using the fair value of the common shares on the day they are granted.

(j)	Investment tax credits:

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.  Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(k)	Income taxes:

Income taxes are accounted for using the asset and liability method.  Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carryforwards.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain for which management has deemed to be 100% of the assets available.

(l)	Loss per share:

Basic loss per common share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per common share is calculated by dividing the loss for the year by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year.  Common equivalent shares consist of the shares issuable upon exercise of stock options, warrants and conversion of the convertible debentures calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(m)	Deferred financing charges:

Deferred financing charges, comprised primarily of legal costs, represent costs related to the issuance of the Company's convertible debentures.  Deferred financing charges are amortized using the effective interest rate method over the five-year term of the convertible debentures.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(n)	Segmented information:

The Company is organized and operates as one operating segment, the research, development, and commercialization of pharmaceuticals.  Substantially all of the Company's identifiable assets as at May 31, 2007 and 2006 are located in Canada.

(o)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheet dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

(p)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year.  Actual results may differ from those estimates.  Significant estimates include the valuation of the convertible debentures, the fair value of stock options granted and warrants issued and the useful lives of fixed and intangible assets.

(q)	Recent Canadian accounting pronouncements not yet adopted:

(i)	Comprehensive income and equity:

In January 2005, The Canadian Institute of Chartered Accountants ("CICA)" released Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income.  The section does not address issues of recognition or measurement for comprehensive income and its components.  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.  The requirements in Section 3251 are in addition to Section 1530.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(ii)	Financial instruments - recognition and measurement:

Section 3855, Financial Instruments - Recognition and Measurement, establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

(iii)	Hedges:

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied.  Hedge accounting is optional.

These three Sections are effective for fiscal years beginning on or after October 1, 2006.  The Company has not yet determined the impact, if any, of the adoption of these standards on its results from operations or financial position, which became effective June 1, 2007.

(iv)	Financial instruments - disclosure and presentation:

Section 3861, Financial Instruments - Disclosure and Presentation discusses the presentation and disclosure of these financial instruments.  In December 2006, the CICA issued Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, to replace Section 3861.  These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861 before that date.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

3.	Changes in accounting policies:

No new accounting policies were adopted during the year ended May 31, 2007.  The following accounting policies were adopted during the year ended May 31, 2006.  For accounting policies adopted during the year ended May 31, 2005, refer to note 2 under the heading "Stock-based compensation".

(a)	Variable interest entities:

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 ("AcG-15"), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004.  Variable interest entities ("VIEs") refer to those entities that are subject to control on a basis other than ownership of voting interests.  AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.  The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

(b)	Financial instruments - disclosure and presentation:

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004.  Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability.  The Company has determined that there is no impact on the consolidated financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

3.	Changes in accounting policies (continued):

(c)	Non-monetary transactions:

In June 2005, the CICA released Handbook Section 3831, Non-monetary Transactions, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006.  This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.  Commercial substance replaces culmination of the earnings process as the test for fair value measurement.  A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity.  Commercial substance is a function of the cash flows expected by the reporting entity.  The Company has not entered into any non-monetary transactions and, as such, this section is not applicable.

4.	Marketable securities and other investments:

2007	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$1,549	$-	$1,549	3.91%
Corporate instruments	5,716	3,728	9,444	3.89-4.11%
	$7,265	$3,728	$10,993

2006	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$2,838	$-	$2,838	3.55-3.64%
Corporate instruments	2,789	-	2,789	3.46-3.87%
	$5,627	$-	$5,627

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

4.	Marketable securities and other investments (continued):

At May 31, 2007 and 2006, the carrying values of short-term investments approximate their quoted market values.  Short-term investments held at May 31, 2007 have varying maturities from one to ten months (2006 - one to six months).  Long-term investments have maturities varying from one to five years (2006 - none greater than one year).  Long-term investments are valued at carrying value that, by virtue of the nature of the investments, primarily interest bearing instruments, approximates their quoted market value.

5.	Fixed assets:

2007	Cost	Accumulated depreciation and amortization	Net book value
Furniture and equipment	$2,670	$2,387	$283
Leasehold improvements	908	688	220
	$3,578	$3,075	$503

2006	Cost	Accumulated depreciation and amortization	Net book value
Furniture and equipment	$2,650	$2,136	$514
Leasehold improvements	908	537	371
	$3,558	$2,673	$885

During the year ended May 31, 2006, a write-down of $250 thousand was taken on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated fair value of the residual value of the underlying assets.  The impairment charge was reported in the consolidated statements of operations and deficit in depreciation and amortization.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

6.	Acquired patents and licenses:

	2007	2006
Cost	$12,228	$12,228
Accumulated amortization	12,228	(11,573)
	$-	$655

Amortization of $655 thousand (2006 - $1.6 million; 2005 - $1.7 million) has been included in the research and development expense reported in the consolidated statements of operations and deficit.

7.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
Balance, May 31, 2004	171,794	$143,670	13,110	$4,325
Interest payment (note 12)	421	300	-	-
Issuance under ACP (d)	50	37	-	-
Exercise of stock options	276	112	-	-
Convertible debentures (note 12)	-	-	3,000	991
Warrants expired unexercised	-	-	(13,110)	(4,325)
Balance, May 31, 2005	172,541	144,119	3,000	991
Interest payment (note 12)	2,153	882	-	-
Balance at May 31, 2006	174,694	145,001	3,000	991
Share issuance	33,800	11,641	-	-
Interest payments (note 12)	3,726	1,050	-	-
Exercise of stock options	46	22	-	-
Repurchase of warrants (g)	-	-	(3,000)	(991)
Balance, May 31, 2007	212,266	$157,714	-	$-

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

7.	Share capital (continued):

(b)	Contributed surplus:

	2007	2006	2005
Balance, beginning of year	$7,665	$6,733	$1,003
Forfeiture of stock options	121	932	-
Expiry of warrants	-	-	4,325
Expiry of compensation options	-	-	1,405
Repurchase of warrants (g)	739	-	-
Balance, end of year	$8,525	$7,665	$6,733

(c)	Continuity of stock options

	2007	2006	2005
Balance, beginning of the year	$4,525	$4,252	$2,777
Stock option expense	494	1,205	1,475
Forfeiture of stock options	(121)	(932)	-
Balance, end of year	$4,898	$4,525	$4,252

(d)	Alternate compensation plans:

In 2000, the Company established an ACP for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors' fees or performance bonuses of officers in lieu of cash.  The number of common shares reserved for issuance under this plan is 2,500,000.  Since inception, 121,000 common shares have been issued under this plan.  This plan was terminated in September 2005; therefore, for the year ended May 31, 2007, no common shares were issued under this plan (2006 - nil; 2005 - 50,000).

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

7.	Share capital (continued):

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  The share units are granted based on the market value of the common shares on the date of issue.  During the year ended May 31, 2007, nil deferred share units were issued (2006 - 168,581; 2005 - 99,708), with a cash value of nil (2006 - $64 thousand; 2005 - $71 thousand) being recorded in accrued liabilities.

(e)	Share issuance:

On July 13, 2006, the Company entered into an agreement with HighTech Beteiligungen GmbH & Co. KG ("HighTech") to issue 28,800,000 common shares at $0.36 per share for gross proceeds of $10.4 million.  The cost of issuance amounted to $450 thousand.  The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.  The closing of the transaction is subject to certain conditions, including the approval of the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX") and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction closed on August 31, 2006.  In connection with the transaction, HighTech received demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions.  These demand registration rights expire on June 30, 2012.  In addition, HighTech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board.  Upon completion of the transaction, HighTech held approximately 14% of the issued and outstanding common shares of Lorus.

On July 24, 2006, Lorus entered into an agreement with Technifund Inc. to issue, on a private placement basis, 5,000,000 common shares at $0.36 per share for gross proceeds of $1.8 million.  The cost of issuance amounted to $78 thousand.  The transaction closed on September 1, 2006.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

7.	Share capital (continued):

(f)	Employee share purchase plan:

The Company's employee share purchase plan ("ESPP") was established on January 1, 2005.  The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.  The ESPP provides a means by which employees of the Company and its affiliates may purchase common shares of the Company at a discount through accumulated payroll deductions.  Generally, each offering is of three months' duration with purchases occurring every month.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.  For the year ended May 31, 2007, 69,000 (2006 - 293,000; 2005 - 106,000) common shares have been purchased under the ESPP, and Lorus has recognized an expense of $5 thousand (2006 - $46 thousand; 2005 - $16 thousand) related to this plan in these consolidated financial statements.

(g)	Repurchase of warrants:

In May 2007, the Company entered into an agreement with the holder of Lorus $15.0 million secured convertible debenture to the repurchase by New Lorus upon close of the Arrangement of its outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand.  As discussed in the note 16, the Arrangement closed on July 10, 2007 and, therefore, the conditions were met such that the repurchase amount is set up as a liability and the difference between the carrying value of the warrants and the amount paid has been credited to contributed surplus.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

8.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares currently estimated at 31,800,000 options.  Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant.  Options vest at various rates (immediate to three years) and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2007 are summarized as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
	(In thousands)		(In thousands)		(In thousands)
Outstanding, beginning of year	10,300	$0.70	8,035	$0.96	6,372	$1.05
Granted	5,318	0.30	6,721	0.58	3,173	0.77
Exercised	(46)	0.30	-	-	(276)	0.40
Forfeited	(2,584)	0.44	(4,456)	0.83	(1,234)	1.05

Outstanding, end of year	12,988	$0.59	10,300	$0.70	8,035	$0.96

Exercisable, end of year	9,796	$0.68	6,714	$0.79	4,728	$1.04

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

8.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at May 31, 2007:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price
	(In thousands)			(In thousands)
$0.26 to $0.49	$7,353	8.13	$0.30	$4,285	$0.29
$0.50 to $0.99	3,766	6.31	0.75	3,642	0.75
$1.00 to $1.99	1,581	5.90	1.23	1,581	1.23
$2.00 to $2.50	288	3.38	2.46	288	2.46

	$12,988	7.23	$0.59	$9,796	$0.68

For the year ended May 31, 2007, stock-based compensation expense of $503 thousand (2006 - $1.2 million; 2005 - $1.5 million) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

During the year ended May 31, 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price or forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options.  This re-pricing resulted in additional compensation expense of $76 thousand, representing the incremental value conveyed to holders of the options as a result of reducing the exercise price, of which $52 thousand has been included in the stock-based compensation expense during the year ended May 31, 2006.  The additional compensation expense of $24 thousand will be recognized as the amended options vest.  This increased expense is offset by $113 thousand representing amounts previously expensed on unvested stock options due to the forfeiture of 1,145,000 stock options, which was reversed from the stock-based compensation expense for the year ended May 31, 2006.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

8.	Stock-based compensation (continued):

For the year ended May 31, 2005, additional stock-based compensation expense of $208 thousand was recorded due to the shareholder approved amendment of the 1993 Stock Option Plan to extend the life of options from 5 years to 10 years.  This additional expense represented the incremental value conveyed to holders of the options as a result of extending the life of the options.

For the year ended May 31, 2007, stock option expense of $503 thousand (2006 - $1.2 million; 2005 - $1.5 million) comprised $216 thousand (2006 - $300 thousand; 2005 - $445 thousand) related to research and development and $287 thousand (2006 - $900 thousand; 2005 - $1.0 million) related to general and administrative.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2007	2006	2005

Risk-free interest rate	4.50%	2.25%-4.00%	2.25%-3.00%
Expected volatility	75%-80%	70%-81%	70%-90%
Expected life of options	5 years	2.5 - 5 years	1-5 years
Weighted average fair value of options granted or modified during the year	$0.20	$0.33	$0.54

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

9.	Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

	2007	2006

Non-capital loss carryforwards	$24,459	$25,174
Research and development expenditures	20,156	22,089
Book over tax depreciation	1,904	1,995
Other	309	738

Future tax assets	46,828	49,996

Valuation allowance	(46,828)	(49,996)

	$-	$-

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent on the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.  Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

9.	Income taxes (continued):

The Company has undeducted research and development expenditures, totalling $62.5 million for federal purposes and $59.2 million for provincial purposes and these can be carried forward indefinitely.  In addition, the Company has non-capital loss carryforwards of $73.6 million for federal purposes and $74.8 million for provincial purposes.  To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2008	$4,985
2009	6,658
2010	8,660
2011	1,131
2014	22,029
2015	13,340
2026	9,712
2027	7,126

$73,641

Income tax rate reconciliation:

	2007	2006	2005

Recovery of income taxes based on statutory rates	$(3,481)	$(6,469)	$(7,971)
Expiry of losses	1,311	1,252	780
Change in valuation allowance	(3,168)	3,861	6,124
Non deductible accretion and stock-based compensation expense	519	721	687
Change in enacted tax rates	4,437	-	-
Other	382	635	380

	$-	$-	$-

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

10.	Research and development programs:

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a)	Immunotherapy:

This clinical approach stimulates the body's natural defences against cancer.  The Company's lead immunotherapeutic drug, Virulizin®, completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005.

(b)	Antisense:

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins.  GTI-2040 and GTI-2501, the Company's lead antisense drugs, have shown preclinical anticancer activity across a broad range of cancers and are currently in various Phase II trials.

(c)	Small molecules:

Anticancer activity was discovered with an antifungal agent, Clotrimazole ("CLT").  Based on the structural feature found to be responsible for the anticancer effect of CLT, chemical analogues of CLT have been designed and tested.  Our library of CLT analogues has been licensed to Cyclacel Limited under a licensing agreement.

Lorus scientists have discovered novel low molecular weight compounds with anticancer and anti-bacterial activity in pre-clinical investigations.  Of particular interest to the Company are compounds that inhibit the growth of human tumor cell lines, including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

10.	Research and development programs (continued):

In addition to the above, Lorus has a number of other technologies under pre-clinical development, including a tumor suppressor or gene therapy approach to inhibiting the growth of tumors.

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2007	2006	2005	2007

Immunotherapy:
Expensed	$87	$6,202	$11,891	$75,046
Acquired	-	-	-	-
Antisense:
Expensed	1,676	2,550	2,384	31,485
Acquired	-	-	-	11,000
Small molecules:
Expensed	1,621	1,485	119	7,328
Acquired	-	-	-	1,228

Total expensed	$3,384	$10,237	$14,394	$113,859

Total acquired	$-	$-	$-	$12,228

Amortization of the acquired patents and licenses is included in the 'Expensed' line of the table.

11.	Supplemental cash flow information:

Cash and cash equivalents consists of:

	2007	2006

Cash on hand	$495	$74
Term deposits and guaranteed investment certificates	910	2,618

	$1,405	$2,692

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

11.	Supplemental cash flow information (continued):

Change in non-cash operating working capital is summarized as follows:

				Period
				from inception
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2007	2006	2005	2007

Prepaid expenses and other assets	$180	$611	$571	$241
Accounts payable	549	(514)	(1,360)	(140)
Accrued liabilities	(1,039)	(559)	(377)	1,181

	$(310)	$(462)	$(1,166)	$1,282

During the year ended May 31, 2007, the Company received interest of $767 thousand (2006 -$627 thousand; 2005 - $679 thousand).

Supplementary disclosure relating to non-cash financing activities consists of $252 thousand related to the liability to repurchase warrants.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

12.	Convertible debentures:

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures").  The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005.  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder.  Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the 10 trading days immediately preceding their issue in respect of each interest payment.  For the year ended May 31, 2007, the Company issued 3,726,000 (2006 - 2,153,000; 2005 - 425,000) shares in settlement of approximately $1.0 million (2006 - $882 thousand; 2005 - $300 thousand) in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14, 2005 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debenture holder from escrow 1,000,000 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

12.	Convertible debentures (continued):

The debentures contain both a liability and an equity element, represented by the conversion option and, therefore, under Canadian GAAP, these two elements must be split and classified separately as debt and equity.  In addition, as noted above, the debenture holder received 1,000,000 purchase warrants on the issuance of each tranche of convertible debt.  The Company allocated the total proceeds received from the issuance of the debentures to these three elements based on their relative fair values.  The fair value of the purchase warrants has been determined based on an option pricing model.  The fair value of the debt has been based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may borrow secured debt without a conversion option or purchase warrant.  The debentures conversion option was valued using a trinomial model.  The resulting allocation based on relative fair values resulted in the allocation of $9.8 million to the debt instrument, $4.1 million to the conversion option and $1.1 million to the purchase warrants.  The financing fees totalling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $652 thousand, against the equity portion of the convertible debentures of $322 thousand and against the purchase warrants of $87 thousand.  This allocation resulted in net amounts allocated to the equity portion of the debentures and warrants of $3.8 million and $991 thousand, respectively.  The financing charges are being amortized over the five-year life of the Agreement.  For the year ended May 31, 2007, the Company has recognized $110 thousand (2006 - $87 thousand; 2005 - $84 thousand) in amortization expense.  This amortization expense has reduced the value of the deferred financing charges to $371 thousand at May 31, 2007 (2006 - $481 thousand).

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  For the year ended May 31, 2007, the Company has recognized $935 thousand (2006 - $790 thousand; 2005 - $426 thousand) in accretion expense.  This accretion expense has increased the carrying value of the convertible debentures to $11.9 million at May 31, 2007 (2006 - $11.0 million).

The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.  Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes that there has not been an event of default and that, at May 31, 2007, the term of the debt remains unchanged.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

13.	Commitments and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments of approximately $118 thousand in 2008, $8 thousand in 2009.

During the year ended May 31, 2007, operating lease expenses were $139 thousand (2006 - $130 thousand; 2005 - $136 thousand).

(b)	Other contractual commitments:

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

(i)	A 20% share interest in NuChem;

(ii)	A payment of U.S. $350 thousand in shares of Lorus; and

(iii)	Up to U.S. $3.5 million in cash.

To date, the Company has made cash payments of U.S. $500 thousand.  The remaining balance of up to U.S. $3.0 million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials.  Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

The Company does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2008 or 2009 and cannot reasonably predict when such milestones will be achieved, if at all.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

13.	Commitments and guarantees (continued):

The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies.  In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights.  Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties.

The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2008 or 2009, and cannot reasonably predict when such royalties will become payable, if at all.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company.  The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company.  The maximum amounts payable from these guarantees cannot be reasonably estimated.  Historically, the Company has not made significant payments related to these guarantees.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

14.	Financial instruments:

The carrying values of cash and cash equivalents, short-term marketable securities and other investments, amounts receivable, other assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these financial instruments.  Long-term marketable securities and other investments are valued at carrying value that, by virtue of the nature of the investments, primarily interest-bearing instruments, approximates their quoted market value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments.  The Company mitigates this risk by investing in high grade fixed income securities.

The Company is exposed to interest rate risk due to the convertible debentures that require interest payments at a variable rate of interest.

The fair value of the convertible debentures at May 31, 2007 is $13.6 million.

15.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

16.	Subsequent events:

On July 10, 2007 (the "Effective Date"), the Company completed a corporate reorganization by way of a plan of arrangement (the "Reorganization") with unrelated parties, 6707157 Canada Inc. ("Investor") and its affiliate, Pinnacle International Lands, Inc., to reorganize Lorus' business.  The Reorganization was effected pursuant to an arrangement agreement dated as of May 1, 2007 and was approved by Lours' shareholders on June 25, 2007.

Pursuant to the Reorganization, Lorus transferred all of its assets (with the exception of certain future tax assets) and liabilities to New Lorus and/or one of its wholly owned subsidiaries and New Lorus assumed those liabilities.  Under the reorganization, the share capital of Lorus was reorganized into voting and non-voting common shares and securityholders in Lorus exchanged their securities in Lorus for equivalent securities in New Lorus (the "Exchange").  As part of the Reorganization, Lorus changed its name to 4325231 Canada Inc. and New Lorus changed its name from 6650309 Canada Inc. to Lorus Therapeutics Inc.  The common shares of Lorus were de-listed from both the TSX and the AMEX.  As a result of the Reorganization, Lorus ceased carrying on the business of the research and development of pharmaceutical products and technologies that was previously carried on by Lorus.  As part of and upon completion of the Reorganization, the nature of Lorus' business underwent a fundamental change and, since the Effective Date, has been focused entirely on real estate development.  After completion of the Reorganization, New Lorus was not related to Lorus.

As part of the Reorganization, the Investor acquired from New Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares for cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand, subject to certain post-closing adjustments before transaction costs.  The remaining 59% of the voting common shares of Lorus were distributed to the New Lorus shareholders who are not residents of the United States on a pro-rata basis, and the New Lorus shareholders who were residents of the United States received a nominal cash payment instead of the voting common shares.  As part of the Reorganization, High Tech and certain other shareholders of Lorus (the "Selling Shareholders"), sold to the Investor the voting common shares of Lorus received under the Reorganization at the same price per share as was paid to shareholders who are residents of the United States.  The proceeds received by the Selling Shareholders were nominal.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

16.	Subsequent events (continued):

New Lorus and its subsidiaries have agreed to indemnify Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties),  other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Reorganization (the "Effective Time") and directly or indirectly relating to any of the assets of Lorus transferred to New Lorus pursuant to the Reorganization (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Lorus to New Lorus pursuant to the Reorganization; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Lorus or the Reorganization.

Certain of the transactions associated with the Reorganization are taxable and would result in income taxes otherwise payable of approximately $4.1 million.  Lorus will utilize tax loss carryforwards of $11.5 million to offset income taxes otherwise payable.  Accordingly, the future tax assets would be reduced by $4.1 million.  There would be a corresponding reduction of the valuation allowance.  Future tax assets relating to income tax attributes of Lorus Therapeutics Inc. (but not those of its subsidiaries) of $39.8 million will not be available to New Lorus in the future.  These future tax assets have been fully reserved through the valuation allowance and will not otherwise impact the Company's loss.

During the year ended May 31, 2007, the Company incurred approximately $1.3 million in deferred arrangement costs associated with negotiating the above arrangement, consisting primarily of professional fees.  These costs were transferred to New Lorus as part of the arrangement and will be offset against proceeds from the transaction in the first quarter of 2008 in the New Lorus consolidated financial statements.

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

16.	Subsequent events (continued):

As part of the Reorganization, on July 10, 2007, the following transactions ensued:

(a)	Lorus issued 294,296,851 additional non-voting common shares to the Investor for gross proceeds of $1.2 million and;

(b)
Lorus acquired all of the limited partnership units (the "LP Units") in Pinnacle Centre Three Limited Partnership and Pinnacle Centre Four Limited Partnership ("Pinnacle Partnerships"), each of which has an interest in a real estate development project located in downtown Toronto, Ontario, for a total purchase price of $1.2 million (the "Purchase Price") from an entity related to the Investor.  The Purchase Price was satisfied by the issuance of interest bearing demand promissory notes aggregating to $500 thousand, and the balance $700 thousand will be paid in cash.  These transactions have occurred between two commonly controlled entities.  Since these transactions do not result in a substantive change in ownership, the transactions will be accounted for at carrying value.

As at the date of the acquisition, the Pinnacle Partnerships had the following combined assets and liabilities:

(Unaudited)

Assets

Property under development	$11,368
Cash held in trust	3,430
Other current assets	226
Due from related party	1,934

$16,958

Liabilities and Partners' Equity

Due to related parties	$13,547
Sales deposits	3,397
Accrued liabilities	12
16,956

Partners' equity	2

$16,958

LORUS THERAPEUTICS INC.
(SUBSEQUENTLY RENAMED 4325231 CANADA INC.)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2007, 2006 and 2005

16.	Subsequent events (continued):

Prior to the acquisition of the LP Units, the Pinnacle Partnerships each entered into a revolving demand loan agreement with Pinnacle International Realty Group Inc., an entity with common ownership to the Investor, whereby each of the Pinnacle Partnerships may borrow up to $60 million with interest at prime plus 2% in order to finance construction costs until conventional construction financing is secured.